Exhibit (a)(1)(iv)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

SAGENT PHARMACEUTICALS, INC.

at

$21.75 Net per Share

Pursuant to the Offer to Purchase dated August 1, 2016

by

Shepard Vision, Inc.,

a wholly-owned subsidiary of

NICHI-IKO PHARMACEUTICAL CO., LTD.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE TIME THAT IS ONE MINUTE FOLLOWING 11:59 P.M. (12:00 A.M.), NEW YORK CITY TIME, ON AUGUST 26, 2016, UNLESS THE OFFER IS EXTENDED.

August 1, 2016

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Shepard Vision, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Nichi-Iko Pharmaceutical Co., Ltd., a joint stock corporation organized under the laws of Japan (“Parent”), to act as information agent in connection with Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Sagent Pharmaceuticals, Inc., a Delaware corporation (“Sagent”), at a price of $21.75 per Share (the “Offer Price”), net to the holder in cash, without interest, less any applicable withholding taxes (the “Offer”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 1, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

THE BOARD OF DIRECTORS OF SAGENT HAS UNANIMOUSLY RECOMMENDED THAT STOCKHOLDERS TENDER ALL OF THEIR SHARES PURSUANT TO THE OFFER.

The conditions of the Offer are described in Section 15 of the Offer to Purchase. There is no financing condition.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients;

3. A notice of guaranteed delivery to be used to accept the Offer if Shares and all other required documents are not immediately available or cannot be delivered to American Stock Trust & Transfer Company, LLC (the “Depositary”) by the time that is one minute following 11:59 p.m. (12:00 a.m.), New York City time, on August 26, 2016 (the “Expiration Date”), unless the Offer is extended pursuant to and in accordance with the terms of the Offer to Purchase, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended, will expire), or if the procedure for book-entry transfer cannot be completed by the Expiration Date (the “Notice of Guaranteed Delivery”);

4. A form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

5. Sagent’s Solicitation/Recommendation Statement on Schedule 14D-9; and

6. A return envelope addressed to the Depositary for your use only.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at the time that is one minute following 11:59 p.m. (12:00 a.m.), New York City time, on August 26, 2016, unless the Offer is extended.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 10, 2016 (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and Sagent, pursuant to which, as soon as practicable after the consummation of the Offer and the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will merge with and into Sagent (the “Merger”), with Sagent continuing as the surviving corporation in the Merger and as a wholly-owned subsidiary of Parent. Each Share outstanding immediately prior to the time the Merger becomes effective (other than Shares (i) owned by Sagent, Parent or Purchaser, or their respective subsidiaries, or (ii) held by a Sagent stockholder who is entitled to demand and properly demands appraisal of such Shares, pursuant to, and in compliance in all respects with, the provisions of Section 262 of the DGCL, and in the case of (i) such Shares will no longer be outstanding and will automatically be canceled and will cease to exist, and no consideration will be delivered in exchange therefor) will be converted into the right to receive $21.75 per Share in cash, without interest, less any applicable withholding taxes. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

After careful consideration, the board of directors of Sagent has unanimously (i) approved the execution, delivery and performance of the Merger Agreement, (ii) determined that entering into the Merger Agreement is in the best interest of Sagent and its stockholders, (iii) declared the Merger Agreement and the transactions contemplated therein advisable and (iv) recommended that Sagent’s stockholders accept the Offer and tender their Shares into the Offer.

For Shares to be properly tendered pursuant to the Offer, (a) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfers, either such Letter of Transmittal or an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal. You may gain some additional time by making use of the Notice of Guaranteed Delivery.

Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

You may contact us as Information Agent with questions and requests for assistance, and for additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials, at the address and telephone number set forth on the back cover of the Offer to Purchase.

Very truly yours,

Okapi Partners LLC

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, Parent, Sagent, the Information Agent, or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.